

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Behrooz Abdi
Chief Executive Officer
ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805

> **Re: ACE Convergence Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 29, 2022**
> **File No. 001-39406**

Dear Mr. Abdi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please revise throughout the filing to also provide the amount remaining in the trust account as of a recent practicable date. For example, on the top of the third page of the letter to shareholders, you do not adjust for the $43,349,494 that was paid out of the trust account in connection with the redemptions received in connection with the shareholder vote to extend the date by which the company must complete an initial business combination to October 13, 2022.

2. We note that you define "Extraordinary General Meeting" as the meeting to be held on October 11, 2022 in this Preliminary Proxy Statement on Schedule 14A and as the meeting to vote on the business combination proposal in your Post-Effective Amendment No. 3 to Form S-4. We also note that you have similar disclosure that "[the Company] estimates that the per-share price at which public shares may be redeemed from cash held in the Trust Account will be approximately $10.27 at the time of the Extraordinary

General Meeting" in each filing. Please revise to clarify what the per-share price at which public shares may be redeemed from cash held in the trust account is expected to be at the October 11, 2022 meeting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Evan Ewing at 202-551-5920 or Anne Parker at 202-551-3611 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing